UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  Euroseas Ltd.
                                -----------------
                                (Name of Issuer)

                         Common Shares, $0.03 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   Y23592 20 0
                                    ---------
                                 (CUSIP Number)


                         Friends Investment Company Inc.
                                 Aethrion Center
                           40 Ag. Konstantinou Street
                             151 24 Maroussi, Greece

                                 --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),, check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y23592 20 0            SCHEDULE 13D


------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON Friends Investment Company Inc.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------------------------
 4. SOURCE OF FUNDS* WC

------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

------------------------------------------------------------------------------
                    7. SOLE VOTING POWER 10,171,182

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                               -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                      10,171,182

                   -----------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER -0-

------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,171,182

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  33.3%

------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON CO

------------------------------------------------------------------------------

CUSIP NO. Y23592 20 0            SCHEDULE 13D


Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common shares, $0.03 par value (the "Shares") of Euroseas Ltd., a Marshall Islands corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is Aethrion Center, 40 Ag. Konstantinou Street, 151 24 Maroussi, Greece.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed on behalf of Friends Investment Company Inc. (the "Reporting Person").


(a, b, c) The address of the Reporting Person's principal place of business is Aethrion Center, 40 Ag. Konstantinou Street, 151 24 Maroussi, Greece. The principal business of the Reporting Person is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Reporting Person is set forth below. Unless otherwise indicated, the present principal occupation of each person is with the Reporting Person. If no business address is given, the director's or executive officer's address is Aethrion Center, 40 Ag. Konstantinou Street, 151 24 Maroussi, Greece.


Aristides P. Pittas    President, Director            Mr. Pittas is a citizen of Greece.  His principal
                                                      occupation is serving as Vice Chairman of the Issuer.

Aristides J. Pittas    Vice President/ Director       Mr. Pittas is a citizen of Greece.  His principal
                                                      occupation is serving as Chairman, CEO and President of the
                                                      Issuer and President of Eurobulk Ltd.

Nikolaos J. Pittas     Treasurer/Secretary/ Director  Mr. Pittas is a citizen of Greece.  His principal occupation is serving as the financial manager of Eurobulk
                                                      Ltd.

George Skarvelis       Director                       Mr. Skarvelis is a citizen of Greece.  His principal
                                                      occupation is serving as manager of Marine Spirit.

Emmanuel Pittas        Director                       Mr. Pittas is a citizen of Greece.  His principal
                                                      occupation is serving as vice president of Eurobulk Ltd.


(d, e) To the best knowledge of the Reporting Person, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 10,171,182 Shares held in the account of the Reporting Person was the working capital of the Reporting Person.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business and certain funds borrowed from Oppenheimer and Co. pursuant to a loan under which 5,000,000 Shares serve as collateral.

The other persons named in response to Item 2 hold the following number of Shares in their accounts which they received pursuant to the Issuer's Stock Incentive Plan (except for 10,000 shares owned by George Skarvelis which were purchased in open market transactions):


Aristides P. Pittas               0 vested Shares, 20,000 unvested Shares

Aristides J. Pittas               35,000 vested Shares, 75,000 unvested Shares

Nikolaos J. Pittas                10,000 vested Shares, 20,000 unvested Shares

George Skarvelis                  15,000 vested Shares, 10,000 unvested Shares

Emmanuel Pittas                   10,000 vested Shares, 20,000 unvested Shares


Item 4.  Purpose of Transaction
-------------------------------

The Reporting Person has acquired its Shares of the Issuer for investment. The Reporting Person evaluates its investment in the Shares on a continual basis. The Reporting Person has no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Aristides J. Pittas, who serves as the Vice President and a director of the Reporting Person, is the Chairman, President, Chief Executive Officer and a Class A Director of the Issuer. Aristides P. Pittas, who serves as the President and a director of the Reporting Person, is the Vice Chairman and a Class A Director of the Issuer. George Skarvelis, who serves as a director of the Reporting Person, is a Class B Director of the Issuer.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's press release filed on Form 6-K, there were 30,508,111 Shares issued and outstanding as of November 19, 2008. Based on such information, after taking into account the transactions described in Exhibit A attached hereto, the Reporting Person reports beneficial ownership of the following Shares:

The Reporting Person may be deemed to beneficially own 10,171,182 Shares, representing approximately 33.3% of the outstanding Shares of the Issuer. The Reporting Person has the sole power to vote 10,171,182 Shares and the shared power to vote 0 Shares. The Reporting Person has the sole power to dispose of 10,171,182 Shares and the shared power to dispose of 0 Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Shares that are the subject of this Statement.

(c) Exhibit A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Person. All of such transactions were effected through authorized brokers by the Reporting Person. To the best of the Reporting Person's knowledge, other than as set forth below, none of the other persons named in response to Item 2, were involved in any transactions in the Shares during the past sixty days.


Aristides P. Pittas           10,000 unvested Shares received pursuant to the
                              Issuer's Stock Incentive Plan

Aristides J. Pittas           40,000 unvested Shares received pursuant to the
                              Issuer's Stock Incentive Plan

Nikolaos J. Pittas            10,000 unvested Shares received pursuant to the
                              Issuer's Stock Incentive Plan

George Skarvelis 5,000 unvested Shares received pursuant to the Issuer's Stock Incentive Plan and 10,000 vested shares purchased in open market transactions

Emmanuel Pittas               10,000 unvested Shares received pursuant to the
                              Issuer's Stock Incentive Plan


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's Shares beneficially owned by the Reporting Person.

(e) Not applicable.

-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares, other than a registration rights agreement with the Issuer pursuant to which the Issuer has agreed to register certain Shares.
-----------------------------------------------------------------------------


Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A -- List of transactions in the Shares during the past sixty days.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 1, 2008

FRIENDS INVESTMENT COMPANY INC.

By: /s/ Aristides J.Pittas

Name: Aristides J. Pittas
Title: Vice President

                                    Exhibit A

                                     SHARES
    DATE                             PURCHASED/(SOLD)        PRICE PER SHARE
    ----                             ----------------        ---------------

 06/13/2008                            20000                   13.15
 06/16/2008                            20000                   13.29
 06/19/2008                            5100                    13.29
 06/20/2008                            1555                    13.00
 06/20/2008                            20000                   13.28
 06/23/2008                            20000                   13.26
 06/24/2008                            10000                   12.83
 06/26/2008                            4300                    12.95
 06/27/2008                             200                    12.92
 06/27/2008                            5000                    12.97
 06/27/2008                            5000                    12.99
 06/27/2008                            5000                    13.07
 06/30/2008                            5000                    13.02
 09/19/2008                            2753                    10.01
 09/22/2008                            4250                    9.91
 09/22/2008                            5000                    9.96
 09/22/2008                            5000                    10.01
 09/23/2008                            2100                    9.27
 09/23/2008                            5000                    9.32
 09/23/2008                            10000                   9.37
 09/24/2008                            8281                    9.10
 09/25/2008                            15000                   9.25
 09/26/2008                            5000                    8.62
 09/26/2008                            5000                    8.69
 09/26/2008                            5000                    8.77
 09/26/2008                            5000                    8.82
 09/26/2008                            15000                   8.86
 09/29/2008                            2996                    7.47
 09/29/2008                            5000                    7.52
 09/29/2008                            5000                    7.87
 09/29/2008                            5000                    7.92
 09/29/2008                            5000                    7.97
 09/29/2008                            10000                   8.02
 09/30/2008                            5000                    8.01
 11/14/2008                            10000                   4.41
 11/17/2008                            10000                   4.32
 11/17/2008                            8854                    4.21
 11/18/2008                            10000                   4.22
 11/18/2008                            10000                   4.25
 11/19/2008                            10000                   3.72
 11/19/2008                            10000                   3.91
 11/19/2008                            10000                   4.11
 11/19/2008                            10000                   4.11
 11/19/2008                            10000                   4.12
 11/19/2008                            10000                   4.12
 11/19/2008                            10000                   4.12
 11/19/2008                            20000                   3.80
 11/19/2008                            20000                   4.11
 11/20/2008                            10000                   3.22
 11/20/2008                            10000                   3.24
 11/20/2008                            10000                   3.27
 11/20/2008                            10000                   3.30
 11/20/2008                            10000                   3.32
 11/20/2008                            10000                   3.34
 11/20/2008                            10000                   3.36
 11/20/2008                            10000                   3.37
 11/20/2008                            10000                   3.37
 11/20/2008                            10000                   3.42
 11/21/2008                            6540                    3.32
 11/21/2008                            6903                    3.27
 11/21/2008                            14500                   3.19
 11/21/2008                            15000                   3.57
 11/21/2008                            20000                   3.11
 11/21/2008                            20000                   3.15
 11/21/2008                            20000                   3.36
 11/21/2008                            40000                   3.59
 11/24/2008                            10000                   3.47
 11/24/2008                            10000                   3.48
 11/24/2008                            20000                   3.42
 11/25/2008                             29                     3.52
 11/25/2008                            10000                   3.62
 11/25/2008                            10000                   3.66
 11/25/2008                            10000                   3.72
 11/26/2008                            9765                    3.72
 12/1/2008                             20000                   3.80

SK 02558 0005 943141